LASERSIGHT ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS
                - ANNOUNCES $9 MILLION EQUITY FINANCING TO SUPPORT
                             LAUNCH OF NEW PRODUCTS -

Winter Park, FL, (March 29,1999) - LaserSight Incorporated (NASDAQ: LASE) today announced financial results for the fourth quarter and year ended December 31, 1998. The Company also announced the completion of a $9 million equity private placement. This additional financing strengthens the Company's resources to support the launch of its new keratome products and its entry into the U.S. market.

Revenues for the fourth quarter of 1998 were $3.3 million, compared with approximately $4.0 million in the same period of 1997 adjusted for the sale of LaserSight's two health care subsidiaries sold in December 1997. Excluding these adjustments, revenues for the fourth quarter of 1997 were $6.3 million. Revenues in the fourth quarter of 1998 were lower relative to prior quarters in 1998 and the fourth quarter in 1997 due to the fact that the Company obtained CE Mark approval on the LaserScan LSX ("TM") excimer laser system on September 30, 1998, which resulted in manufacturing and shipping delays to Europe, one of the Company's key markets since it currently only sells lasers internationally. As a result, the Company sold 8 lasers compared with an average of 14 in prior quarters in 1998 because it was unable to ship as many units to Europe as expected. However, for the year the Company sold 50 laser systems in 1998 compared to 46 systems in 1997. The Company expects that first quarter of 1999 should return to quarterly unit sales levels in the international markets similar to that of the first three quarters of 1998.

For the fourth quarter of 1998, the Company reported a net loss of $6.0 million, or $0.46 per share, compared to a net loss of $5.0 million, or $0.53 per share in the same period of 1997, reflecting adjustments for the gain on the sale of the two health care subsidiaries sold in December 1997. Excluding these adjustments, the net loss in the fourth quarter of 1997 was $1.8 million, or $0.20 per share.

For the year ended December 31, 1998, the Company's revenues were $17.8 million, compared to $13.3 million in 1997, including adjustments for the sale of the two health care subsidiaries sold in December 1997. Excluding these adjustments, total revenues for 1997 were $24.4 million. The Company incurred a net loss for 1998 of $11.9 million, or $1.26 per share, as compared with a net loss of $10.5 million, or $1.14 per share in 1997, adjusting for the gain on the sale of the two health care subsidiaries sold in December 1997. Excluding these adjustments, the net loss was $7.3 million, or $0.80 per share. The Company's increased loss in the fourth quarter of 1998 was the result of lower revenues combined with higher expense in preparation for the launch in 1999 of its MicroShape ("TM") family of keratome products and the anticipated introduction of its excimer laser system in the U.S.

In addition, 1999 is a significant year for the Company as it has a number of refractive surgery related product launches planned, allowing the Company to enter the U.S. market. First, the Company will launch its MicroShape family of keratome products and blades for sale in the U.S. and internationally. The Company expects to start shipping its ADK UniShaper ("TM") single use keratome in April 1999 to international markets with shipments in the U.S. to follow shortly thereafter. The Company expects to start shipping its UltraShaper ("TM") reusable keratome in the second quarter internationally and in the U.S. following anticipated clearance of its 510K filing for the product. The Company also expects to enter the market with its high quality UltraEdge("TM") blades used in keratomes. The Company has established a new blade manufacturing facility with production scheduled to begin in May 1999 and ramp up over the ensuing months. All the keratome and blade products will be displayed at the upcoming Annual Meeting of the American Society for Cataract and Refractive Surgery to be held in Seattle, Washington on April 10-14, 1999.

Second, the Company's PMA application for its scanning excimer laser system, which was filed in the second quarter of 1998, is under review by the FDA. The Company has completed the biomonitoring audits with the FDA and awaits the final stages of review and inspection, including GMP and labeling issues as required by the FDA. The Company's Laserscan LSX excimer laser system has been received positively in the international market by some of the world's leading refractive surgeons.

Indications of customer demand for the Compan's keratome and blade products have exceeded management's expectations due to the strong growth in refractive surgery procedures in 1998 and anticipated in 1999. The Company already has a significant order backlog. With the recent financing and added infrastructure, the Company is confident that it will successfully meet demand for its products and achieve significantly higher revenues in 1999 than in 1998.

On March 23, 1999, the Company completed a $9 million equity private placement with certain existing and new investors. In connection with this financing, the Company issued 2,250,000 common shares and warrants to purchase 225,000 common shares at a price of $5.125 per share.

Michael R. Farris, Chief Executive Officer, commented, "1998 was an important year for LaserSight as we created a number of key strategic alliances and prepared several products for launch into the U.S. market. These strategic alliances include an equity investment made by TLC The Laser Center, Inc., the largest vision correction corporate centers company in North America, and a joint venture arrangement with Humphrey Systems to develop topography planned laser vision correction." Mr Farris added, "We believe that the launch in 1999 of our products is very timely given that the refractive eye care industry is experiencing tremendous growth with U.S. procedure volumes projected to reach 800,000 in 1999 and 1,200,000 in the year 2000. We expect to be a significant player in this industry."

LaserSight Incorporated provides quality technology solutions for laser refractive surgery and other innovative applications, mainly in the vision correction industry. The Company sells its products in more than 30 countries. In the United States, LaserSight's refractive scanning laser system has a pending pre-market approval application with the U.S. Food and Drug Administration and is not yet commercially available in this market.

      This press release contains forward-looking statements regarding future events and future performance of the Company, including statements with respect to anticipated sales revenue, which involves risks and uncertainties that could materially affect actual results. Investors should refer to documents that the Company files from time-to-time with the Securities and Exchange Commission for a description of certain factors that could cause the actual results to vary from current expectations and the forward looking statements contained in this press release. Such filings include, without limitation, the company's Form 10-K, Form 10-Q and Form 8-K reports.

                                       ###

                               (tables to follow)

                  The following are selected financial results

                             LASERSIGHT INCORPORATED
                      (In thousands, except per share data)


                                          Three Months Ended              Twelve Months Ended
                                           ------------------              -------------------
                                       12/31/98          12/31/97       12/31/98          12/31/97
                                       --------          --------       --------          --------
Total Revenues                         $ 3,303           $ 6,306        $17,756          $24,389
Cost of Sales/Provider Payments          1,789             3,043          6,346           12,702
Gross Profit                             1,514             3,263         11,410           11,687
Research, Development and Regulatory     1,356             1,079          3,841            2,808
Selling, General
  and Administrative expenses            5,893             6,847         19,030           18,141
Operating Loss                          (5,735)           (4,663)       (11,461)          (9,262)
Other Expense                             (283)             (340)          (553)          (1,240)
Gain on Sale of Subsidiaries                --             4,129            364            4,129
Income Tax Expense                          --              (880)          (232)            (880)
Net Loss                                (6,018)           (1,754)       (11,882)          (7,253)
Preferred Stock Accretion/Dividends
  and Conversion Discounts                  --              (285)        (3,611)            (340)
Loss Applicable to Common Shareholders  (6,018)           (2,039)       (15,493)          (7,593)
Loss per Common Share
  Basic and Diluted                      (0.46)            (0.20)         (1.26)           (0.80)
Weighted Average Number of Common
  Shares and Equivalents Outstanding
  Basic and Diluted                     13,173             9,985         12,272            9,504



                                                            SELECTED BALANCE SHEET DATA
                                                            ---------------------------
                                                      December 31, 1998         December 31, 1997
                                                      -----------------         -----------------
Cash and Cash Equivalents                                   $ 4,438                   $ 3,858
Marketable Equity Securities                                     --                     7,475
Accounts and Notes Receivable (current), net                  9,418                     6,412
Total Current Assets                                         22,717                    22,884
Total Current Liabilities                                     7,842                    10,154
Long-Term Obligations                                           560                       500
Redeemable Convertible Preferred Stock                           --                    11,477
Stockholders' Equity                                         34,015                    27,040